Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary Name	State/Jurisdiction of Incorporation
CoroWare Technologies, Inc.	Florida
Robotic Workspace Technologies, Inc. (ceased operations in 2007)	Florida
ARiCON, LLC (ceased operations in 2015)	North Carolina
CoroWare Robotics Solutions, Inc.	Texas